UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	1 August 2024 - “Haleon 2024 Half Year Results”
99.2	1 August 2024 - “Haleon 2024 Half Year Results”

99.1

Haleon plc: 2024 Half Year Results

1 August 2024: Haleon plc (the "Company" or “Haleon”) (LSE/NYSE: HLN) today announces its half year results for the year ended 31 December 2024 are available at: http://www.rns-pdf.londonstockexchange.com/rns/6703Y_1-2024-7-31.pdf

The half year results statement will also be available on the Haleon website www.haleon.com/investors, and the results have been submitted in full unedited text to the Financial Conduct Authority's National Storage Mechanism and will shortly be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Dividend
Consistent with our previous guidance to grow the dividend at least in line with earnings, the Board has declared a H1 2024 interim dividend of 2.0 pence per ordinary share, up 11% on the interim dividend in 2023. This interim dividend is expected to be paid on 19 September 2024 to holders of ordinary shares and US American Depositary Shares (“ADS”) on the register as of 16 August 2024 (the record date). The ex-dividend date is expected to be 15 August 2024 for ordinary shareholders and 16 August 2024 for holders of ADS. For ordinary shareholders wishing to participate in the Dividend Reinvestment Programme (“DRIP”), the election deadline for the DRIP is 30 August 2024.

As previously stated, subject to market conditions and Board approval, Haleon expects to grow its ordinary dividend at least in line with adjusted earnings.

Presentation for analysts and shareholders
A recorded results presentation by Brian McNamara, Chief Executive Officer, and Tobias Hestler, Chief Financial Officer, will be available shortly after 7:00am BST (8:00am CEST) on 1 August 2024 and can be accessed at www.haleon.com/investors. This will be followed by a Q&A session at 9:00am BST (10:00am CEST).

For analysts and shareholders wishing to ask questions, please use the dial-in details below which will have a Q&A facility:

UK:	+44 (0) 800 358 1035
US:	+1 855 979 6654
All other:	+44 (0) 203 936 2999
Passcode:	646174

An archived webcast of the Q&A call will be available later on the day of the results and can be accessed at www.haleon.com/investors.

This information contains regulated information as per 6.3.7R of the Disclosure and Transparency Rules of the Financial Conduct Authority.

Amanda Mellor
Company Secretary

Enquiries

Investors		Media
Sonya Ghobrial	+44 7392 784784	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Gemma Thomas	+44 7985 175048
Emma White	+44 7823 523562
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: August 1, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary